

Joseph De Perio · 3rd in

Co-Founder of SportBLX at SportBLX

New York, New York · 500+ connections · **Contact info**

 **SportBLX**

 **Brown University**

Experience



Co-Founder of SportBLX
SportBLX
Jan 2019 – Present · 1 yr 9 mos
New York, New York, United States



Senior Portfolio Manager
Clinton Group
Jun 2006 – Present · 14 yrs 4 mos



Vice President
Millennium Partners
2008 – 2009 · 1 yr



Associate
Trimaran Capital Partners
2003 – 2006 · 3 yrs



Analyst
CIBC World Markets

2000 – 2003 · 3 yrs

Education



Brown University
BA, Business Economics
1996 – 2000



